Exhibit (a)(4)
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Beacon Hill Partners, Inc.
90 Broad Street
20th Floor
New York, New York 10004



                           Offer to Purchase for Cash
                        Up to 10 Million Depositary Units
                     Representing Limited Partner Interests
                                       in
                       AMERICAN REAL ESTATE PARTNERS, L.P.
                                       for
                               $10.50 Net Per Unit
                                       by
                                   LEYTON LLC



          THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 18, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE").



                                           November 20, 1998



To Brokers, Dealers, Commercial Banks,
Trust Companies and other Nominees:

         We have been retained by Leyton LLC, a Delaware limited liability company (the "Purchaser"), to act as Information Agent in connection with its offer to purchase for cash up to 10 million depositary units representing limited partner interests (the "Units") in American Real Estate Partners, L.P. (the "Partnership") for $10.50 per Unit pursuant to the terms of the Offer (as herein defined), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (the "Offer to Purchase), and in the accompanying Letter of Transmittal (which together constitute the "Offer").

         The purchase price of $10.50 per Unit for the Units which are tendered, accepted for payment and paid for by the Purchaser pursuant to the Offer will be in full satisfaction of all amounts due for such tendered Units.

         Consummation of the Offer is subject to certain conditions as described to the Offer to Purchase. See the Offer to Purchase under the caption "Section
14. - Conditions of the Offer." Subject to the terms and conditions specified in the Offer, all of which conditions may be waived by the Purchaser at any time in whole or in part, the Purchaser will accept for payment up to 10 million Units validly tendered on or prior to the Expiration Date.

         We are asking you to contact your clients for whom you hold Units registered in your name or in the name of your nominee. You will be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by you in forwarding materials to your clients. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than Beacon Hill Partners, Inc. (the "Information Agent") and Harris Trust Company of New York (the "Depositary"), in each case as described in the Offer) for soliciting tenders of Units pursuant to the Offer. Tendering holders of Units will not be required to pay, except as otherwise provided in the Instructions to the enclosed Letter of Transmittal, transfer taxes with respect to the tendering of the Units pursuant to the Offer.
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         For your information and for forwarding to your clients for whom you hold Units registered in your name or in the name of your nominee or for forwarding to your clients who hold Units registered in their own names, we are enclosing the following documents:

         1.       The Offer to Purchase;

         2.       Letter of Transmittal to be used in accepting the Offer;

         3. Letter which may be sent to your clients for whose accounts you hold Units in your name or in the name of your nominee, together with an Instruction Form for obtaining such clients' instructions with regard to the Offer;

         4. Notice of Guaranteed Delivery to be used to accept the Offer if depositary receipts representing such Units ("Depositary Receipts") are not immediately available, or if the procedure for book-entry transfer cannot be completed on or prior to the Expiration Date; and

         5. Return envelope addressed to Harris Trust Company of New York, the Depositary.

         We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 12:00 Midnight, New York City time, on December 18, 1998, unless extended. See the Offer to Purchase under the caption "Section 5.-Extension of Tender Period; Termination; Amendment."

         In order to take advantage of the Offer, (i) a duly executed and properly completed Letter of Transmittal with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Units, and any other required documents should be sent to the Depositary, and (ii) Depositary Receipts representing the tendered Units should be delivered to the Depositary, or such Units should be tendered by book-entry transfer into the Depositary's account maintained at the Book-Entry Transfer Facility (as described in the Offer to Purchase), all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

         If a holder of Units desires to tender Units pursuant to the Offer, and
(i) the Depositary Receipts are not immediately available, or (ii) such holder cannot deliver such Depositary Receipts and other required documents to reach the Depositary before the Expiration Date, (iii) such holder cannot complete the procedures for book-entry transfer on a timely basis, then in each case such holder must tender such Units according to procedures for guaranteed delivery set forth in the Offer to Purchase under the caption "Section 3. - Procedure for Tendering Units."

         Requests for information or additional copies of the Offer to Purchase or the Letter of Transmittal should be directed to either the Information Agent or the Depositary. All deliveries, correspondence and questions sent or presented to the Information Agent or the Depositary relating to the Offer should be directed to one of the addresses or telephone numbers set forth on the back cover of the Offer to Purchase.


                                            Very truly yours,


                                            BEACON HILL PARTNERS, INC.


     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE
       YOU OR ANY OTHER PERSON AS AN AGENT OR AFFILIATE OF THE PURCHASER,
        THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY
          OTHER PERSON TO MAKE STATEMENTS ON BEHALF OF ANY OF THEM WITH
          RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN
               THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.